EXHIBIT 21.1
RANGE RESOURCES CORPORATION
Subsidiaries of Registrant

		Percentage of Voting
	Jurisdiction of	Securities Owned by
Name	Incorporation	Immediate Parent
Energy Assets Operating Company	Delaware	100%
Range Resources–Appalachia, LLC	Delaware	100%
Range Resources–Pine Mountain, Inc.	Delaware	100%
Range Energy Services Company	Delaware	100%
Range Gathering & Processing Company	Delaware	100%
Range Holdco, Inc.	Delaware	100%
Range Operating New Mexico, Inc.	Delaware	100%
Range Production Company	Delaware	100%
Range Resources–Midcontinent, LLC	Oklahoma	100%
Range Texas Production, LLC	Delaware	100%
WCR/Range GP, LLC	Texas	100%
Oil and Gas Title Abstracting, LLC	Pennsylvania	100%
American Energy Systems, LLC	Delaware	100%